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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)



             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 SELECTICA, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    816288104
                                 (CUSIP Number)

                                OCTOBER 31, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]  Rule 13d-1(b)
   [X]  Rule 13d-1(c)
   [ ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 816288104

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            SEMS CAPITAL, LLC
            33-1073947

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [ ]
            (b)     [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

NUMBER OF          5.   SOLE VOTING POWER
SHARES                    0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    870,811
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                          0

                   8.   SHARED DISPOSITIVE POWER
                        870,811

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON The Reporting Person owns 870,811 shares of common stock.


     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            3.06%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              HC; OO (Limited Liability Company)

                               CUSIP NO. 816288104

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Lloyd Sems

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)    [ ]
            (b)    [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  706,580
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    870,811
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        706,580

                   8.   SHARED DISPOSITIVE POWER
                        870,811

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON The Reporting Person owns 1,577,391 shares of common stock.

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.55%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN; HC

ITEM 1.
           (a)  NAME OF ISSUER

                SELECTICA, INC.

           (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                1740 Technology, Suite 450
                San Jose, CA  95110

ITEM 2.
           (a)  NAME OF PERSON FILING
                This statement is being filed by (i) Sems Capital, LLC; and (ii) Lloyd Sems

           (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
                (i) and (ii)
                7 Dey Street, Suite 1101
                New York, NY 10007

           (c)  CITIZENSHIP
                (i) Delaware
                (ii) U.S.

           (d)  TITLE OF CLASS OF SECURITIES

                Common Stock

           (e)  CUSIP NUMBER
                816288104

ITEM 3.    Not Applicable

ITEM 4.    OWNERSHIP

PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

       Sems Capital, LLC

           (a)  AMOUNT BENEFICIALLY OWNED:  871,811
           (b)  PERCENT OF CLASS:  3.06%
           (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE   0
                (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE   871,811
                (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF   0
                (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                       OF   871,811
       Lloyd Sems
           (a)  AMOUNT BENEFICIALLY OWNED:
           (b)  PERCENT OF CLASS:  5.55%
           (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE   706,580
                (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE   870,811
                (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                       OF   706,580
                (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                       OF   870,811

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

           See Exhibit A attached hereto.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not Applicable.

ITEM 10.   CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 16th day of November, 2007




                                           SEMS CAPITAL, LLC

                                           By:   /s/  Lloyd Sems
                                                 ---------------
                                                 Lloyd Sems, Managing Member


                                           By:   /s/ Lloyd Sems
                                                 --------------
                                                 Lloyd Sems

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A    Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B    Joint Filing Agreement dated November 16, 2007 between Sems
             Capital, LLC and Lloyd Sems.

Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

(1) Sems Strategic Partners LP, a private investment partnership formed under the laws of State of Delaware. Sems Advisors, LLC is the General Partner of Sems Strategic Partners LP. Mr. Lloyd Sems is the Managing Member of Sems Capital, LLC.

(2) Sems Diversified Value, LP a private investment partnership formed under the laws of State of Delaware. Sems Advisors, LLC is the General Partner of Sems Diversified Value, LP. Mr. Lloyd Sems is the Managing Member of Sems Capital, LLC.

Exhibit B


                             JOINT FILING AGREEMENT

                 This Agreement is filed as an exhibit to Schedule 13G being filed by Sems Capital LLC and Lloyd Sems in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13G to which this Agreement is attached is filed on behalf of the below-named entities, that they are each responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.


Dated this 16th day of November, 2007



                                           SEMS CAPITAL, LLC

                                           By:   /s/  Lloyd Sems
                                                 ---------------
                                                 Lloyd Sems, Managing Member


                                           By:   /s/  Lloyd Sems
                                                 ---------------
                                                 Lloyd Sems